Mail Stop 4561
								January 23, 2006

Mr. Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

Re:	Enterprise Financial Services Corp
	Form 10-K for the Fiscal Year Ended
	December 31, 2004
	Forms 10-Q for Quarterly Periods Ended
	March 31, 2005, June 30, 2005 & September 30, 2005
      File No.  001-15373

Dear Mr. Sanfilippo:

      We have limited our review of your filing to those issues we have addressed in our comments. Please respond to these comments and be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K For The Fiscal Year Ended December 31, 2004

Note 6 - Derivative Instruments and Hedging Activities, pages 61 -
63

1. We note you disclosure on page 62 that you use the shortcut method of assuming no ineffectiveness related to your fair value hedges of brokered CDs. For these hedging relationships please tell us the following:

* the specific terms of the brokered CDs and the hedging instrument;


* identify the party that pays any broker placement fees for the CDs;

* clarify whether the payment of the broker placement fees is factored into the terms of the swap;

* the specific documented risk being hedged; and

* how you determined that these hedges meet each of the conditions of paragraph 68 of SFAS 133.

2. Please tell us the nature of any other hedging relationship for which you apply the shortcut method or other abbreviated method resulting in the recognition of no ineffectiveness. Describe the terms of the hedge item and hedging instrument and explain how each of these relationships meets the conditions of paragraphs 65 or 68 of
SFAS 133.


      Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding our comments on the financial statements and related matters.



							Sincerely,


							Joyce Sweeney
							Accounting Branch Chief
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Mr. Frank H. Sanfilippo
Chief Financial Officer
Enterprise Financial Services Corp
January 23, 2006
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